UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
FLEX PHARMA, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
33938A105
(CUSIP Number)
Boston Foundation, Inc.
George C. Wilson, Assistant Treasurer
75 Arlington Street Boston, MA 02116
617-338-1626
george.wilson@tbf.org
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 16, 2019
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /__ /
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent
amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
CUSIP No. 33938A105
(1) Names of reporting persons
Boston Foundation, Inc.
(2) Check the appropriate box if a member of a group (see
instructions)
(a)
(b)
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization MA
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 814,000
(8) Shared voting power
(9) Sole dispositive power 814,000
(10) Shared dispositive power
(11) Aggregate amount beneficially owned by each reporting
person 814,000 shares
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11) 4.5%
(14) Type of reporting person (see instructions) CO
Introduction
This Amendment No. 1 to Schedule 13D (this "Amendment") amends the statement on Schedule 13D filed with the Securities and
Exchange Commission ("SEC") on December 28, 2018 (the "Original
Schedule 13D") by Boston Foundation, Inc. ("Reporting Person")
with respect to shares of the common stock, par value $0.0001 per share of Flex Pharma, Inc. ("Issuer"). The Amendment is
filed to report the completion of the sale of 1,386,000 shares of the Common Stock of the Issuer which resulted in the
Reporting Person holding less than 5% of the outstanding common stock of the Issuer and ceasing to be a reporting person under
Section 13(d) of the Securities Exchange Act of 1934, as
amended. Except as expressly set forth herein, this Amendment does not modify any of the information set forth in the Original
Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined are used with the meanings given such terms in the Original Schedule 13D.
Item 5. Interest in Securities of the Issuer. (a) The Reporting Person acquired 2,200,000 shares of the Common Stock of the
Issuer, or 12.18% of the outstanding shares of Common Stock, calculated based on 18,069,476 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended
September 30, 2018, filed with the Securities and Exchange Commission. As described in the Original Schedule 13D, the
Reporting Person has engaged in open market sales of the shares through a registered broker/dealer. As of January 16, 2019, the Reporting Person owns beneficially and of record
814,000 shares of Common Stock, or 4.5% of the outstanding shares of Common Stock.
(b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the
disposition all 814,000 of the shares of Common Stock of the
Issuer it owns as of January 16, 2019. The Reporting Person's executive officers have the power to determine the timing of the sale of the Common Stock of the Issuer by the Reporting Person.
(c)	Since the receipt by the Reporting Person of the gift of the
2,200,000 shares of the Common Stock of the Issuer on December
20, 2018, the Reporting Person has engaged in open market sales of the Common Stock to provide funds for use in furtherance of the charitable purpose and mission of the Reporting Person.
(d)	No person other than the Reporting Person is known to have
the right to receive or the power to direct the receipt of
dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer held by the Reporting Person.
(e)	Reporting Person files this Amendment to report that it has
ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.
Signature. After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Date: January 17, 2019
Boston Foundation, Inc.
By: /s/ George C. Wilson
George C. Wilson
Title: Assistant Treasurer
ATTENTION: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).